City of Buenos Aires, December 3, 2024 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. Mercado Abierto Electrónico S.A. (MAE) Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We are writing in accordance with Section 2 of Chapter I, Title XII of the Argentine National Securities Commission (“Comisión Nacional de Valores”) Regulations (2013 revised version) and following up with the information provided in the communications dated May 2, 2024, July 16 and 24, 2024, September 16 and 18, 2024, and November 19, 2024. As previously reported, our indirect controlling shareholder, InterCement Participações S.A. (“InterCement”), along with other companies within its economic group, requested (i) a Preliminary Injunction with its main financial creditors, as disclosed in the Relevant Event published on July 16, 2024; and (ii) a non-judicial collection proceeding (recuperação extrajudicial), as disclosed in the Relevant Event published on September 16, 2024. Today, InterCement reported that, together with its controlling shareholder Mover Participações S.A. and its subsidiaries InterCement Brasil S.A., InterCement Financial Operations B.V., InterCement Trading e Inversiones S.A., and InterCement Trading e Inversiones Argentina S.L. (the “Group”), due to the inability to reach a definitive agreement within the framework and timeline of the non-judicial collection proceeding (recuperação extrajudicial), and despite efforts made during negotiations regarding the restructuring of its debt and capital adjustment, it has filed for recuperação judicial (“RJ”). Additionally, it was reported that this measure will provide stability to the filing companies, preserving their ability to create value for their customers, employees, suppliers, partners, and other stakeholders. It will also allow the conclusion of negotiations with creditors in a timely manner, regardless of any asset sale processes, given InterCement’s robust cash generation capacity. The RJ filing entails the termination of the exclusivity agreement for the potential sale of InterCement shares to Companhia Siderúrgica Nacional (CSN). It is informed that Loma Negra is not part of the RJ as it only includes certain foreign companies of the Group. Therefore, the filing does not affect our rights and obligations, nor our operations, which will continue to be carried out as usual. Additionally, there are no contracts with clauses that accelerate payment terms or result in breaches by the Company. Loma Negra will keep its investors and the market in general informed and reiterates its commitment to market transparency Sincerely, Marcos I. Gradin Investor Relations Officer LOMA NEGRA C.I.A.S.A.